EXHIBIT 99.1

Focus Media Reports Second Quarter 2009 Results

SHANGHAI, China, September 18, 2009 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest digital media group, today announced its unaudited financial results for the second quarter ended June 30, 2009.

Basis of Presentation

On December 22, 2008, the Company announced that it entered into a definitive agreement with SINA Corporation (“SINA”) to sell substantially all of the assets of Focus Media’s digital out-of-home advertising networks, including the LCD display network, poster frame network and certain in-store networks. The transaction is subject to customary closing conditions and certain regulatory approvals described further under “Announced Merger” below. Under the terms of the agreement, upon closing, SINA will issue 47 million newly issued ordinary shares to the Company as the consideration for the acquired assets. The Company will then distribute the SINA shares to its shareholders shortly after the closing. As a result of the above transaction, these lines of business have been accounted for as discontinued operations in accordance with U.S.GAAP.  The assets to be sold to SINA as a business held-for-sale in accordance with US GAAP, are not depreciated or amortized nor are they subject to the same impairment analysis as assets held and used in continuing operations. Therefore, non-GAAP financial measure for the assets to be sold to Sina (which are defined as “discontinued operations” and measured at fair market value of the consideration to be paid by Sina) since the first quarter of 2009 excluded not only the non-cash share-based compensation, acquired intangible asset amortization expense resulting from acquisitions, impairment charges of goodwill, acquired intangible assets and fixed assets but also depreciation expenses of fixed assets.

Highlights for Second Quarter 2009:

● Net revenue for continuing operations was $82.1 million, increasing 23% from $66.7 million for the first quarter of 2009 but declining 23% from $107.2 million for the second quarter of 2008 and surpassed the Company’s previous guidance of no less than $69.0 million.

● Net revenue for discontinued operations was $89.2 million, a sequential increase of 39% from $64.4 million for the first quarter of 2009 but a decline of 15% from $104.5 million for the second quarter of 2008 and surpassing the Company’s previous guidance of no less than $81.5 million.

● Net loss from continuing operations was $44.5 million, compared to net loss from continuing operations of $17.7 million for the first quarter of 2009 and net loss from continuing operations of $2.3 million for the second quarter of 2008.

● Non-GAAP net income from continuing operations was $2.8 million, compared to non-GAAP net income from continuing operations of $3.2 million for the first quarter of 2009 and non-GAAP net income from continuing operations of $7.7 million for the second quarter of 2008.

● Net income from discontinued operations was $21.5 million, a sequential increase of 79% from 12.0 million for the first quarter of 2009 and compared to net loss of $33.9 million for the second quarter of 2008. As explained in “basis of presentation” above, discontinued operations, as the assets to be sold to SINA as a business held-for-sale in accordance with US GAAP, are not depreciated or amortized nor are they subject to the same impairment analysis as assets held and used in continuing operations. The Company historically recorded $8.8 million of depreciation expenses of fixed assets for the fourth quarter of 2008 in discontinued operations.

● Non-GAAP net income from discontinued operations was $25.4 million, a sequential increase of 66% from $15.4 million for the first quarter of 2009 and compared to non-GAAP net loss of $23.0 million for the second quarter of 2008. As explained in “basis of presentation” above, discontinued operations, as the assets to be sold to SINA as a business held-for-sale in accordance with US GAAP, are not depreciated or amortized nor are they subject to the same impairment analysis as assets held and used in continuing operations. The Company historically recorded $8.8 million of depreciation expenses of fixed assets for the fourth quarter of 2008 in discontinued operations.

● Net loss attributable to shareholders was $23.0 million or a loss of $0.18 per fully diluted ADS, compared to net loss attributable to shareholders of $5.7 million for the first quarter of 2009 or a loss of $0.04 per fully diluted ADS and net income attributable to shareholders of $36.1 million for the second quarter of 2008 or an income of $0.28 per fully diluted ADS.

● Capital expenditures were $2.8 million, all attributable to discontinued operations.

● Cash earn-out payments paid for continuing operations and discontinued operations were $19.2 million and $42.2 million respectively.

Second Quarter 2009 balance sheet results

● Cash and cash equivalents for continuing operations was $96.2 million as of June 30, 2009, a 27% decline from $131.9 million as of March 31, 2009.

● Cash and cash equivalents for discontinued operations was $271.7 million as of June 30, 2009, nearly the same as the balance as of March 31, 2009.

● Accounts receivable for continuing operations was $121.5 million as of June 30, 2009, a slight increase of 3.6% from $117.3 million as of March 31, 2009.

● Accounts receivable for discontinued operations was $128.3 million as of June 30, 2009, a slight increase of 5% from $122.1 million as of March 31, 2009.

Second Quarter 2009 financial results

1)	For Continuing operations:

Advertising revenue from the movie theater and outdoor traditional billboard network was $14.8 million in the second quarter of 2009, representing a decrease of 23% from $19.2 million for the first quarter of 2009 and a 26% decrease from $20.0 million for the second quarter of 2008.

Internet advertising service revenue was $66.7 million in the second quarter of 2009, a 42% increase from $47.1 million for the first quarter of 2009 and a decline of 12% from $76.1 million for the second quarter of 2008.

Non-GAAP gross profit for the movie theater and outdoor billboard networks for the second quarter of 2009 was $4.7 million, representing a 22% decline from $6.0 million for the first quarter of 2009 and a 11% increase from $5.3 million for the second quarter of 2008.

Non-GAAP gross profit from our Internet advertising services for the second quarter of 2009 was $10.7 million, substantially unchanged from $10.6 million for the first quarter of 2009 but a 48% decline from $20.5 million for the second quarter of 2008.

Non-GAAP operating expense for continuing operations for the second quarter of 2009 was $10.7 million, representing a 10% decline from $12.0 million for the first quarter of 2009 and a 17% decline from $12.9 million for the second quarter of 2008.

2) For Discontinued operations:

Advertising revenue from the LCD display network was $53.7 million for the second quarter of 2009, a 56% increase from $34.4 million for the first quarter of 2009 but a 12% decline from $61.0 million for the second quarter of 2008.

Advertising revenue from the in-elevator poster frame network was $26.5 million for the second quarter of 2009, a 13% increase from $23.5 million for the first quarter of 2009 but a 29% decline from $37.3 million for the second quarter of 2008.

Advertising revenue from the in-store network was $9.0 million for the second quarter of 2009, a 43% decline from $6.3 million for the first quarter of 2009 and a 45% increase from $6.2 million for the second quarter of 2008.

As of June 30, 2009, the total installed base of LCD displays in our commercial location network was 133,514 nationwide, including 128,089 displays through our directly owned networks, and 5,425 displays through our regional distributors, as compared to 131,219 as of March 31, 2009. The total number of non-digital frames available for sale on our in-elevator poster frame network was 246,095 as of June 30, 2009, as compared to 288,423 as of March 31, 2009. The decline was primarily attributable to disposal of a few subsidiaries in tier-II cities in poster frame division and continuing optimization of our network. In addition, as of June 30, 2009, we had 38,893 digital frames installed in our poster frame network. The total number of displays installed in our in-store network was 44,783 as of June 30, 2009.

Non-GAAP gross profit for the LCD display network for the second quarter of 2009 was $43.9 million, representing an 89% increase from $23.2 million for the first quarter of 2009 but a 7% decline from $47.2 million for the second quarter of 2008. As explained in “basis of presentation” above, discontinued operations, as the assets to be sold to SINA as a business held-for-sale in accordance with US GAAP, are not depreciated or amortized nor are they subject to the same impairment analysis as assets held and used in continuing operations. The depreciation expense of fixed assets included in cost of sales for the LCD display network in the fourth quarter of 2008 was $4.8 million.

Non-GAAP gross profit for the in-elevator poster frame network for the first quarter of 2009 was $13.6 million, representing a 21% increase from $11.2 million for the first quarter of 2009 but a 43% decline from $24 million for the second quarter of 2008. As explained in “basis of presentation” above, discontinued operations, as the assets to be sold to SINA as a business held-for-sale in accordance with US GAAP, are not depreciated or amortized nor are they subject to the same impairment analysis as assets held and used in continuing operations. The depreciation expense of fixed assets included in cost of sales for the in-elevator poster frame network in the fourth quarter of 2008 was $1.8 million.

Non-GAAP gross profit for the in-store network for the second quarter of 2009 was $3.1 million, representing a 35% increase from $2.3 million for the first quarter of 2009 and compared to gross loss of $2.7million for the second quarter of 2008. As explained in “basis of presentation” above, discontinued operations, as the assets to be sold to SINA as a business held-for-sale in accordance with US GAAP, are not depreciated or amortized nor are they subject to the same impairment analysis as assets held and used in continuing operations. The depreciation expense of fixed assets included in cost of sales for the in-store network in the fourth quarter of 2008 was $1.7 million.

Non-GAAP operating expense for discontinued operations for the second quarter of 2009 was $31.9 million, representing a 43% increase from $22.3 million for the first quarter of 2009 and a 64% increase from $19.5 million for the second quarter of 2008. As explained in “basis of presentation” above, discontinued operations, as the assets to be sold to SINA as a business held-for-sale in accordance with US GAAP, are not depreciated or amortized nor are they subject to the same impairment analysis as assets held and used in continuing operations. The depreciation expense of fixed assets included in operating expense for discontinued operations in the fourth quarter of 2008 was $0.5 million.

The Company historically recorded $8.8 million of depreciation expenses of fixed assets for the fourth quarter of 2008 in discontinued operations.

Business Outlook for Third Quarter 2009

The Company provides the following guidance with respect to the third quarter ending September 30, 2009:
Net revenues from continuing operations are expected to be between $46 million and $47 million;
Net revenues from discontinued operations are expected to be between $80 million and $81.5 million.

Announced Merger

On December 22, 2008, the Company announced that it entered into a definitive agreement with Sina Corporation (“SINA”) to sell substantially all of the assets of Focus Media’s digital out-of-home advertising networks, including the LCD display network, poster frame network and certain in-store network. The transaction is subject to customary closing conditions and certain regulatory approvals. Currently, the transaction is still undergoing antitrust review by the Department of Commerce of China. If the anti-trust approval is not received by the end of September 2009, several options will be evaluated between both parties, including an extension of the closing deadline for this transaction and altering the deal structure. Under the terms of the agreement, upon closing, SINA will issue 47 million newly issued ordinary shares to the Company as consideration for the acquired assets. The Company will then distribute the SINA shares to its shareholders shortly after the closing.

Planned restructuring in continuing operations

We plan to restructure continuing operations and dispose part of subsidiaries in our Internet division and traditional outdoor billboard network division in the third quarter of 2009.

2009 Annual General Meeting of Shareholders

The Company announced that it scheduled to hold its annual general meeting of shareholders of 2009 on December 21, 2009.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP gross profit, non-GAAP operating expenses, non-GAAP net income and non-GAAP earnings per fully diluted ADS, all excluding non-cash share-based compensation, acquired intangible asset amortization expense resulting from acquisitions, impairment charges of goodwill, acquired intangible assets and fixed assets. The Company believes that these non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of GAAP to non-GAAP/non-GAAP
(U.S. Dollar in thousands, except percentages, share and per-share data)
(Unaudited)

1)	Reconciliation of GAAP gross profit and net income to non-GAAP gross profit and net income for continuing operations.

	Three months ended June 30, 2009
	GAAP	(1)	(2)	(3)	(4)	non-GAAP
Net revenue
Movie Theater & Outdoor Billboard network	14,762					14,762
Internet advertising	66,724					66,724
Others	642					642
Total	82,128					82,128
Cost of sales
Movie Theater & Outdoor Billboard network	10,912	—	(868)	—	—	10,044
Internet advertising	60,696	—	(1,565)	(3,115)	—	56,016
Others	338	—	(6)	—	—	332
Total	71,946	—	(2,439)	(3,115)	—	66,392
Gross profit
Movie Theater & Outdoor Billboard network	3,850	—	868	—	—	4,718
Internet advertising	6,028	—	1,565	3,115	—	10,708
Others	304	—	6	—	—	310
Total	10,182	—	2,439	3,115	—	15,736
Operating expense	49,917	(8,038)	(1,841)	(29,332)	—	10,706
Operating income (loss)	(39,735)	8,038	4,280	32,447	—	5,030
Net income (loss) from continuing operations	(44,467)	8,038	4,280	32,447	2,528	2,826

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Impairment charges of goodwill and other long-lived assets.
(4). Write-off of receivables from ex-shareholders of disposed business

	Three months ended March 31, 2009
	GAAP	(1)	(2)	(3)	(4)	non-GAAP
Net revenue
Movie Theater & Outdoor Billboard network	19,211					19,211
Internet advertising	47,129					47,129
Others	354					354
Total	66,694					66,694
Cost of sales
Movie Theater & Outdoor Billboard network	14,164	—	(972)	—	—	13,192
Internet advertising	38,143	—	(1,564)	—	—	36,579
Others	323	—	(14)	—	—	309
Total	52,630	—	(2,550)	—	—	50,080
Gross profit
Movie Theater & Outdoor Billboard network	5,047	—	972	—	—	6,019
Internet advertising	8,986	—	1,564	—	—	10,550
Others	31	—	14	—	—	45
Total	14,064	—	2,550	—	—	16,614
Operating expense	30,439	(4,754)	(1,912)	(9,271)	(2,466)	12,036
Operating income (loss)	(16,375)	4,754	4,462	9,271	2,466	4,578
Net income (loss) from continuing operations	(17,741)	4,754	4,462	9,271	2,466	3,212

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Impairment charges of goodwill
(4). One-off charges from expensing IPO expenditures as a result of termination of IPO process of Allyes.

	Three months ended June 30, 2008
	GAAP	(1)	(2)	non-GAAP
Net revenue
Movie Theater & Outdoor Billboard network	19,994			19,994
Internet advertising	76,082			76,082
Others	11,163			11,163
Total	107,239			107,239
Cost of sales
Movie Theater & Outdoor Billboard network	15,624	—	(960)	14,664
Internet advertising	57,659	—	(2,044)	55,615
Others	9,302	—	(891)	8,411
Total	82,585	—	(3,895)	78,690
Gross profit
Movie Theater & Outdoor Billboard network	4,370	—	960	5,330
Internet advertising	18,423	—	2,044	20,467
Others	1,861	—	891	2,752
Total	24,654	—	3,895	28,549
Operating expense	19,062	(3,871)	(2,248)	12,943
Operating income (loss)	5,592	3,871	6,143	15,606
Net income (loss) from continuing operations	(2,281)	3,871	6,143	7,733

(1). Share-based compensation
(2). Amortization of acquired intangible assets

2)	Reconciliation of GAAP gross profit and net income to non-GAAP gross profit and net income for discontinued operations.

	Three months ended June 30, 2009
	GAAP	(1)	(2)	non-GAAP
Net revenue
LCD display network	53,701			53,701
Poster Frame network	26,501			26,501
In-store network	8,967			8,967
Others	—			—
Total	89,169			89,169
Cost of sales
LCD display network	10,507	(667)		9,840
Poster Frame network	12,858	—		12,858
In-store network	5,832	—		5,832
Others	—	—		—
Total	29,197	(667)		28,530
Gross profit
LCD display network	43,194	667		43,861
Poster Frame network	13,643	—		13,643
In-store network	3,135	—		3,135
Others	—	—		—
Total	59,972	667		60,639
Operating expense	33,868	(1,991)		31,877
Operating income (loss) from discontinued operations	26,104	2,658		28,762
Net income (loss) from discontinued operations	21,496	2,658	1,212	25,366

(1). Share-based compensation
(2).Loss from disposal of two previously acquired subsidiaries.

	Three months ended March 31, 2009
		Share-based
	GAAP	compensation	non-GAAP
Net revenue
LCD display network	34,432		34,432
Poster Frame network	23,538		23,538
In-store network	6,344		6,344
Others	39		39
Total	64,353		64,353
Cost of sales
LCD display network	11,521	(246)	11,275
Poster Frame network	12,345	—	12,345
In-store network	4,052	—	4,052
Others	—	—	—
Total	27,918	(246)	27,672
Gross profit
LCD display network	22,911	246	23,157
Poster Frame network	11,193	—	11,193
In-store network	2,292	—	2,292
Others	39	—	39
Total	36,435	246	36,681
Operating expense	25,368	(3,105)	22,263
Operating income (loss) from discontinued operations	11,067	3,351	14,418
Net income (loss) from discontinued operations	12,048	3,351	15,399

	Three months ended June 30, 2008
	GAAP	(1)	(2)	non-GAAP
Net revenue
LCD display network	61,015			61,015
Poster Frame network	37,284			37,284
In-store network	6,204			6,204
Others	(1)			(1)
Total	104,502			104,502
Cost of sales
LCD display network	15,154	(420)	(929)	13,805
Poster Frame network	15,666	—	(2,348)	13,318
In-store network	8,889	—	—	8,889
Others	77	—	(2)	75
Total	39,786	(420)	(3,279)	36,087
Gross profit (loss)
LCD display network	45,860	420	929	47,209
Poster Frame network	21,617	—	2,348	23,965
In-store network	(2,685)	—	—	(2,685)
Others	(76)	—	2	(74)
Total	64,716	420	3,279	68,415
Operating expense	26,594	(6,130)	(1,006)	19,458
Operating income (loss) from discontinued operations	38,122	6,550	4,285	48,957
Net income (loss) from discontinued operations	(33,851)	6,550	4,285	(23,016)

(1). Stock-based compensation
(2). Amortization of acquired intangible assets

CONFERENCE CALL

The Company will host a conference call to discuss the second quarter 2009 results at 9:00 p.m. U.S. Eastern Time on September 20, 2009 (6:00 p.m. U.S. Pacific Time on September 20, 2009 and 9:00 a.m. Beijing/Hong Kong Time on September 21, 2009). The dial-in details for the live conference call are set forth below: U.S. Toll Free Number+1-866-271-6130, Hong Kong dial-in number +852-3002-1672, International dial-in number +1-617-213-8894; Pass code: 96432802.

A replay of the call will be available from September 20, 2009 11:00 pm until September 27, 2009 (US Eastern Time). The dial-in details for the replay are set forth below: U.S. Toll Free Number+1-888-286-8010, International dial-in number +1-617-801-6888; Pass code 36821287. Additionally, a live and archived web cast of this call will be available on the Focus Media web site at http://ir.focusmedia.cn

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard and Internet advertising platforms. As of June 30, 2009, Focus Media’s digital out-of-home advertising network had approximately 128,000 LCD display and digital frames in its commercial location network and approximately 285,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China, and approximately 130 outdoor LED billboard displays in Shanghai and Beijing. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S Dollars in Thousands)
	2009-6-30	2009-3-31
ASSETS
Current assets
Cash and cash equivalents	96,186	131,918
Accounts receivable, net	121,544	117,250
Inventories	35	34
Prepaid expenses and other current assets	13,537	15,048
Deposit paid for acquisition of subsidiaries	21,859	28,734
Amount due from related parties	7,638	5,603
Rental deposits	9,115	10,029
Assets held for sale-current	475,531	470,413

Total current assets	745,445	779,029
Rental deposits	114	119
Equipment, net	5,438	5,752
Acquired intangible assets, net	63,631	73,243
Goodwill	35,507	32,820
Other long term assets	7,080	8,931
Assets held for sale-non current	615,751	610,919

Total assets	1,472,966	1,510,813

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	68,676	64,254
Accrued expenses and other current liabilities	71,242	66,115
Income taxes payable	12,939	10,909
Amount due to related parties	14,491	12,020
Liabilities held for sale-current	108,086	143,426

Total current liabilities	275,434	296,724
Liabilities held for sale-non current	1,853	1,741
Deferred tax liabilities	10,146	11,578

Total liabilities	287,433	310,043

Shareholders' equity
Ordinary shares	32	32
Additional paid in capital	1,678,667	1,668,081
Retained earnings (deficit)	(562,632)	(539,662)
Accumulated other comprehensive income	67,751	70,194

Total shareholders’ equity	1,183,818	1,198,645

Noncontrolling interest	1,715	2,125

Total equity	1,185,533	1,200,770

Total liabilities and shareholders’ equity	1,472,966	1,510,813

Focus Media Holding Limited
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S Dollar in thousands, except Earning per ADS and ADS data)

	Three months ended

	2009-6-30	2009-3-31	2008-6-30
Revenues
Movie Theater & Outdoor Billboard network	15,030	19,846	20,727
Internet advertising	68,956	48,940	78,815
Others	669	370	12,322

Total gross revenues	84,655	69,156	111,864
Business Tax	2,527	2,462	4,625

Net revenue	82,128	66,694	107,239

Cost of revenues
Movie Theater & Outdoor Billboard network	10,044	13,040	14,664
Internet advertising	59,131	36,579	55,615
Others	332	461	8,411
Amortization of acquired intangible assets	2,439	2,550	3,895

Total cost of revenues	71,946	52,630	82,585

Gross profit	10,182	14,064	24,654
Operating expenses
General and administrative	13,233	14,051	10,014
Selling and marketing	9,236	8,023	9,185
Impairment loss	29,332	9,271	—
Other operating income	(1,884)	(906)	(137)

Total operating expenses	49,917	30,439	19,062

Operating income (loss)	(39,735)	(16,375)	5,592
Non-operating expenses (income)	2,319	(416)	(979)

Income (loss) from continuing operations before income taxes	(42,054)	(15,959)	6,571
Provision from income taxes	(2,203)	(1,713)	(3,270)

Net Income (loss) from continuing operations	(44,257)	(17,672)	3,301
Net Income from discontinued operations, net of tax	21,509	11,998	33,830

Net Income (loss)	(22,748)	(5,674)	37,131

Less:
Net income(loss) attributable to noncontrolling interest	223	19	999

Net Income (loss) attributable to Focus Media Holding Limited.	(22,971)	(5,693)	36,132

Income (Loss) per ADS from continuing operations	(0.34)	(0.13)	0.02
-basic
-diluted	(0.34)	(0.13)	0.02
Income per ADS from discontinued operation	0.17	0.09	0.26
-basic
-diluted	0.17	0.09	0.26
Income (loss) per ADS-basic & diluted
-basic	(0.18)	(0.04)	0.28
-diluted	(0.18)	(0.04)	0.28
Shares used in calculating basic income/(loss) per ADS	129,223,942	129,218,960	128,339,961
Shares used in calculating diluted income/(loss) per ADS	129,282,527	129,218,960	130,776,141

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(U.S. Dollar in thousands)

	Three months ended
	2009-6-30	2009-3-31	2008-6-30
Operating activities:
Net loss	(22,748)	(5,674)	37,131
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Bad debt provision	11,240	7,280	2,018
Share-based compensation	10,586	8,105	10,421
Depreciation and amortization	671	493	7,081
Amortization of acquired intangible assets	4,280	4,462	10,428
Changes in assets and liabilities, net of effects of acquisitions	(11,433)	1,254	(19,533)
Realized gain on disposal of available-for-sale securities	—	(103)	—
Investment income from an equity method investee	—	(51)	—
(Gain)/loss on disposal of subsidiaries	115	(240)	—
Gain on earn out payment renegotiation	1052	(1,052)	—
Impairment provisions for goodwill, acquired intangible assets and fixed assets	33,938	9,271	(2,267)
Loss on disposal of equipment	113	117	—

Net cash provided by operating activities	27,814	23,862	45,279

Investing activities:
Purchase of equipment and other long term assets	(2,787)	(6,026)	(29,947)
Purchase of subsidiaries, net of cash acquired	(61,446)	(6,353)	(19,155)
Deposits paid to acquire subsidiaries	—	—	(11,694)
Disposal of subsidiaries	—	(584)	—
Purchase of a short-term investment	—	(29,257)	—
Sales (purchase) of available-for-sale securities	(146)	—	82,428
Proceeds received from disposal of fixed assets	195	—	—
Proceeds from sale of available-for-sale securities	—	688	—

Net cash used in investing activities	(64,184)	(41,532)	21,632

Financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs		143	2,843
Repayment of short-term debts		—	(370)

Net cash provided by/(used in) financing activities	—	143	2,843

Effect of exchange rate changes	672	(1,807)	(3,837)

Net (decrease) increase in cash and cash equivalents	(35,698)	(19,334)	65,547
Cash and cash equivalents, beginning of period	403,582	422,916	295,968

Cash and cash equivalents, end of period	367,884	403,582	361,515

Supplemental disclosure of cash flow information:
Income taxes paid	3,728	4,853	7,156

Supplemental disclosure of non-cash investing activity:
Acquisition of subsidiaries:
Value of ordinary share consideration	—	—	71,927
Accounts payable	1,842	73,147	17,401